UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                    CREO INC.
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                                (Name of Issuer)

                         Common shares without par value
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                         (Title of Class of Securities)

                                    225606102
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                                 (CUSIP Number)

          Kim Thornber, Vice President, Trade Management & Compliance, British Columbia Investment Management Corporation, PO Box 9910,
     Stn Prov Govt, Victoria, British Columbia V8W 9R1, Tel: (250) 356-0263
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on next page)


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CUSIP No. 225606102                Schedule 13D               Page 2 of 10 pages


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(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons
    (entities only).

               British Columbia Investment Management Corporation
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(2) Check the Appropriate Box if a Member        (a) / /
    of a Group (See Instructions)                (b) / /
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(3) SEC Use Only

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(4) Source of Funds (See Instructions)
      OO
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   / /
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(6) Citizenship or Place of Organization

                                British Columbia
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Number of Shares            (7) Sole Voting Power
Beneficially Owned                2,770,277 shares
by Each Reporting           ----------------------------------------------------
Person With                 (8) Shared Voting Power

                            ----------------------------------------------------
                            (9) Sole Dispositive Power
                                  604,000 shares
                            ----------------------------------------------------
                            (10) Shared Dispositive Power
                                  2,166,277 shares
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                2,770,277 shares
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   / /

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(13) Percent of Class Represented by Amount in Row (11)

                                     5.57%
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(14) Type of Reporting Person (See Instructions)

                                       EP
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CUSIP No. 225606102                Schedule 13D               Page 3 of 10 pages

ITEM 1.  SECURITY AND ISSUER

This statement relates to the class of common shares without par value (the "Common Shares") of Creo Inc., which was incorporated under the Canada Business Corporations Act (the "Issuer"). The address of the Issuer's principal executive offices is 3700 Gilmore Way, Burnaby, British Columbia, Canada, V5G 4M1.

ITEM 2.  IDENTITY AND BACKGROUND

The entity filing this statement, British Columbia Investment Management Corporation ("bcIMC"), was established as a corporation under section 16 of the Public Sector Pension Plans Act, Statutes of British Columbia 1999 c. 44. All of bcIMC's share capital is issued and registered in the name of the Minister of Finance on behalf of the Province of British Columbia (the "Province").

bcIMC is responsible for managing investments of various public sector pension funds, the Province, provincial government bodies (Crown corporations and institutions) and publicly administered trust funds. The address of bcIMC's principal executive offices is 3rd Floor, 2940 Jutland Road, Victoria, British Columbia V8R 5K6.

Appendix A, which is attached hereto and incorporated herein by this reference, lists the directors and executive officers of bcIMC and contains the following information with respect to each such person: (i) name, (ii) relationship to bcIMC, (iii) present principal occupation or employment, and (iv) business address. Each individual listed on Appendix A is a citizen of Canada.

During the last five years, neither bcIMC nor, to the best knowledge of its management, any person listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pooled investment funds of bcIMC clients were used to purchase all of the Common Shares beneficially owned by bcIMC. See Item 5 for the amounts of funds used in making purchases of the Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION

All of the Common Shares beneficially owned by bcIMC have been acquired and are being held for passive investment purposes only.

Depending on market conditions, bcIMC may invest in additional Common Shares through purchases in the open market on such terms and conditions and at such times as bcIMC and its fund managers consider


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CUSIP No. 225606102                Schedule 13D               Page 4 of 10 pages

desirable. However, bcIMC has no intention to seek to exercise control over the management or policies of the Issuer. If warranted by market conditions, bcIMC may also dispose of some or all of the Common Shares beneficially owned.

Other than as described above, bcIMC does not have any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of April 16, 2003, bcIMC beneficially owns a total of 2,770,277 Common Shares of the Issuer. bcIMC has sole power to vote all of such shares. bcIMC has sole power to dispose of 604,000 of such shares and shared power to dispose of 2,166,277 of such shares. Based upon information available to bcIMC, the Issuer has approximately 49,778,000 Common Shares outstanding as of April 16, 2003. bcIMC beneficially owns 5.57% of that total.

The 604,000 Common Shares as to which bcIMC has sole beneficial ownership are held by funds managed internally by bcIMC. The 2,166,277


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CUSIP No. 225606102                Schedule 13D               Page 5 of 10 pages

Common Shares as to which bcIMC has shared beneficial ownership are held by funds that are managed for bcIMC by outside professional fund managers, including 1,040,200 shares held in a fund managed by Van Berkom and Associates Inc. ("Van Berkom"), 213,577 shares held in a fund managed by UBS Global Asset Management ("UBS"), and 912,500 shares held in a fund managed by Guardian Capital Inc. ("Guardian"). Van Berkom is organized in the Province of Quebec, and its business address is 1130 Sherbrooke West, Suite 1005, Montreal, Quebec H3A 2M8. UBS is organized in the Province of Ontario, and its business address is Royal Trust Tower, PO Box 85 TD Centre, 77 King Street West, Suite 3700, Toronto, Ontario M5K 1G8. Guardian is organized in the Province of Ontario, and its business address is Commerce Court West, Suite 3100, PO Box 201, Toronto, Ontario M5L 1E8.

bcIMC first acquired beneficial ownership of over 5% of the outstanding Common Shares of the Issuer on February 13, 2003. On that date, bcIMC beneficially owned a total of 2,489,477 Common Shares of the Issuer, with sole power to vote all of such shares, sole power to dispose of 632,300 of such shares, and shared power to dispose of 1,857,177 Common Shares. The 632,300 Common Shares as to which bcIMC had sole beneficial ownership as of February 13, 2003 were held by internally managed funds. The 1,857,177 Common Shares as to which bcIMC had shared beneficial ownership as of that date were held by externally managed funds, including 800,100 shares held by the Van Berkom managed fund, 144,577 shares held by the UBS managed fund, and 912,500 shares held by the Guardian managed fund.

The following table sets forth information about transactions in the Issuer's Common Shares effected by bcIMC and its investment managers during the 60 days before February 13, 2003, when bcIMC acquired over 5% beneficial ownership of the Common Shares, as well as during the period since that date up to April 16, 2003. All prices are stated in Canadian dollars and do not reflect commissions paid.

                                                     Total
            Shares        Shares       Price         Purchase       Total
Date        Purchased     Sold         Per Share     Price          Sales Price
--------    ----------    ---------    ---------     -----------    -----------
12-19-02                   3,600(1)     $13.372                      $48,139.20
12-20-02                   2,200(1)     $13.05                       $28,710.00
12-31-02     10,000(2)                  $12.50       $125,000.00
01-09-03     29,100(2)                  $13.10       $381,210.00
01-09-03                  23,000(1)     $13.113                     $301,599.00
01-31-03      2,400(1)                  $13.28        $31,872.00
01-31-03                   2,400(1)     $13.28                       $31,872.00
02-07-03                   7,400(3)     $10.887                      $80,563.80
02-10-03     25,000(3)                  $9.416       $235,400.00
02-10-03                  17,600(3)     $9.40                       $165,440.00
02-11-03     40,000(3)                  $9.95        $398,000.00
02-13-03      7,400(2)                  $9.898        $73,245.20
02-18-03     29,000(3)                  $9.956       $288,724.00
02-21-03     34,600(2)                  $9.90        $342,540.00
02-21-03     60,400(2)                  $9.887       $597,174.80
02-21-03        100(3)                  $9.81            $981.00
02-24-03     19,900(3)                  $9.629       $191,617.10


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CUSIP No. 225606102                Schedule 13D               Page 6 of 10 pages

                                                     Total
            Shares        Shares       Price         Purchase       Total
Date        Purchased     Sold         Per Share     Price          Sales Price
--------    ----------    ---------    ---------     -----------    -----------
02-24-03                     300(1)     $9.66                       $2,898.00
02-25-03     23,500(2)                  $9.779       $229,806.50
03-07-03     13,700(2)                  $8.992       $123,190.40
03-14-03     20,000(3)                  $8.978       $179,560.00
03-14-03                  28,000(1)     $9.00                       $252,000.00
03-18-03     19,400(2)                  $9.149       $177,490.60
03-21-03     12,200(2)                  $9.050       $110,410.00
03-21-03     24,500(2)                  $9.069       $222,190.50
04-11-03     51,800(2)                  $8.463       $438,383.40
            ----------    ---------                  -------------  -----------
TOTALS:     423,000(4)    84,500(5)                $4,146,795.50    $911,222.00
--------------
(1)  Transaction by an internally managed fund
(2)  Transaction by a fund managed by Van Berkom
(3)  Transaction by a fund managed by UBS
(4) Of the total 423,000 shares purchased, 2,400 shares were purchased by internally managed funds, 286,600 shares were purchased by the fund managed by Van Berkom, and 134,000 shares were purchased by the fund managed by UBS
(5) Of the total 84,500 shares sold, 59,500 shares were sold by internally managed funds and 25,000 shares were sold by the fund managed by UBS

All of the Common Shares as to which bcIMC has acquired beneficial ownership were acquired through purchases on The Toronto Stock Exchange.

On April 16, 2003, the Bank of Canada's exchange rate for converting Canadian dollars to U.S. dollars was .6867. Based on this exchange rate, the aggregate purchase price paid for all Common Shares acquired during the 60 days prior to and including February 13, 2003 was US$854,754.17, and the aggregate purchase price paid for all Common Shares acquired from February 14, 2003 through April 16, 2003 was US$1,992,850.30. Based on the same exchange rate, the aggregate sales price received for all Common Shares sold during the 60 days prior to and including February 13, 2003 was US$450,697.69, and the aggregate sales price received for all Common Shares sold from February 14, 2003 through April 16, 2003 was US$175,038.46.

Other than as set forth in Item 3, neither bcIMC nor, to the best knowledge of its management, any person listed on Appendix A effected any transaction in Common Shares during the period beginning 60 days prior to the date on which bcIMC acquired beneficial ownership of more than 5% of the Common Shares of the Issuer and ending on April 16, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described above, to the best knowledge of bcIMC's management, as of April 16, 2003 there are no contracts, arrangements,


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CUSIP No. 225606102                Schedule 13D               Page 7 of 10 pages

understandings or relationships (legal or otherwise) which bcIMC or any person listed on Appendix A has with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


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CUSIP No. 225606102                Schedule 13D               Page 8 of 10 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   April 16, 2003
                                   -----------------------------------
                                   Date


                                   /s/ Doug Pearce
                                   -----------------------------------
                                   Signature


                                   Doug Pearce
                                   Chief Executive Officer/
                                   Chief Investment Officer
                                   -----------------------------------
                                   Name/Title






The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


      Attention: Intentional misstatements or omissions of fact constitute
     ---------------------------------------------------------------------
                Federal criminal violations (see 18 U.S.C. 1001).
                -------------------------------------------------


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CUSIP No. 225606102                Schedule 13D               Page 9 of 10 pages

                                   Appendix A
                                   ----------

The following information about members of the Board of Directors and executive officers of bcIMC is incorporated by reference under Item 3 of this statement.

Unless otherwise noted, each named person's business address is 3rd Floor, 2940 Jutland Road, Victoria, British Columbia, Canada, V8T 5K6.

                         Relationship                Principal Occupation
Name                     to bcIMC                    or Employment
----------------         -------------------         ------------------------
Chris Trumpy             Chair of the Board          Deputy Minister of the
                         of Directors                Ministry of Provincial
                                                     Revenue

Joan Axford              Director                    Secretary-Treasurer,
                                                     School District No. 63
                                                     (Saanich)

Bob Elton                Director                    Executive Vice President,
                                                     Finance and Chief Financial
                                                     Officer of BC Hydro and
                                                     Power Authority

Sid Fattedad             Director                    Vice President, Finance
                                                     and Information Services
                                                     and Chief Financial
                                                     Officer of Workers'
                                                     Compensation Board of BC

Bruce Kennedy            Director                    Executive Director,
                                                     Pensions, Public Sector
                                                     Employers' Council
                                                     Secretariat

Paul Martin              Director                    Social policy researcher
                                                     with BC Government and
                                                     Service Employees' Union

Ed Pakos                 Director                    Captain, Victoria Fire
                                                     Department

Doug Pearce              Chief Executive             (1)
                         Officer / Chief
                         Investment Officer

Bryan Thomson            Vice President,             (1)
                         Equity Investments

Dave Thom                Vice President,             (1)
                         Fixed Income


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CUSIP No. 225606102                Schedule 13D              Page 10 of 10 pages

                         Relationship                Principal Occupation
Name                     to bcIMC                    or Employment
----------------         -------------------         ------------------------
Randall Mullan           Vice President,             (1)
                         Private Placements

Chuck Swanson            Vice President,             (1)
                         Real Estate

Dean Atkins              Vice President,             (1)
                         Mortgages

Daryl Jones              Vice President,             (1)
                         Policy and Research

Kim Thornber             Vice President,             (1)
                         Trade Management
                         & Compliance

Neil Muth                Vice President,             (1)
                         Finance &
                         Operations

Robert des               Vice President,             (1)
Trois Maisons            Legal Affairs &
                         General Counsel

Rita C. Andreone         Corporate Secretary         Partner, Lawson Lundell

-------------
(1) Executive officer of bcIMC